12014027

KW 3/10 *

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68554

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sun Trading Execution Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 South Wacker Drive, Suite 300
(No and Street)

Chicago (City) | Illinois (State) | 60606 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Christopher Malo 312-924-4724
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name – *if individual, state last, first, middle name*)

1 South Wacker Drive, Suite 800 (Address) | Chicago (City) | Illinois (State) | 60606 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 29 2012
REGISTRATIONS BRANCH
04

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Christopher Malo, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sun Trading Execution Services, LLC, as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO

Title

Notary Public

February 28, 2012

OFFICIAL SEAL NOTARY PUBLIC STATE OF ILLINOIS
NANCY J SIMENSON
MY COMMISSION EXPIRES MARCH 26, 2013

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

Independent Auditor's Report	1
Financial Statement	
Statement of Financial Condition	2
Notes to Statement of Financial Condition	3 – 5

McGladrey

Independent Auditor's Report

To the Member
Sun Trading Execution Services, LLC
Chicago, Illinois

We have audited the accompanying statement of financial condition of Sun Trading Execution Services, LLC (the Company) as of December 31, 2011 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Sun Trading Execution Services, LLC as of December 31, 2011 in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Chicago, Illinois
February 28, 2012

Sun Trading Execution Services, LLC

Statement of Financial Condition
December 31, 2011

Assets		
Cash	$	1,133,665
Access fee receivable, net		29,113
Other assets		187
Total assets	$	1,162,965
Liabilities and Member's Equity		
Liabilities		
Accounts payable, accrued expenses and other liabilities	$	28,409
Payable to affiliates		28,642
		57,051
Member's Equity		1,105,914
Total Liabilities and Member's Equity	$	1,162,965

See Notes to the Statement of Financial Condition.

Note 1. Nature of Operations and Significant Accounting Policies

Sun Trading Execution Services, LLC (the Company), an Illinois limited liability company, organized in March 2010, is a wholly owned subsidiary of Sun Holdings, LLC (the Parent). The Company became a broker-dealer registered with the Securities and Exchange Commission (SEC) on April 5, 2011 and began its execution operations on July 1, 2011. Currently, operations of the Company are limited to providing agency execution services of United States cash equities and exchange traded funds (ETFs) to SEC registered broker-dealers via operating a single-dealer book, matching only the liquidity provided solely by its related party Sun Trading, LLC, (Sun) a wholly owned subsidiary of the Parent.

The Company is also a member of the Financial Industry Regulatory Authority.

The Company operates under the provisions of Paragraph (k)(2)(i) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of the Rule. Essentially, the requirements of Paragraph (k)(2)(i) provide that the Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker-dealer, does not otherwise hold funds or securities for or owe money or securities to customers and effectuates all financial transactions between the Company and its customers through one or more bank accounts, each to be designated as Special Account for the Exclusive Benefit of Customers of the Company. Because the Company effects no financial transactions with customers as defined in Rule 15c3-3(a)(1), the Company does not maintain any Special Accounts.

The following is a summary of the Company's significant accounting policies:

Accounting policies: The Company follows the accounting standards set by the Financial Accounting Standards Board (FASB). The FASB sets generally accepted accounting principles (GAAP) that the Company follows to ensure consistent reporting of financial condition, results of operations, and cash flows.

Use of estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Revenue recognition: Liquidity fees and rebates are recognized on the accrual basis and included in trading gains and losses, net. All liquidity fees and rebates are recharged to Sun.

Income taxes: Under the provisions of the Internal Revenue Code, the Company is treated as a division of the Parent. Accordingly, no provision or benefit for federal income taxes has been made as the Company's taxable income or loss is included in the tax return of the Parent.

FASB guidance on accounting for uncertainty in income taxes, which addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under this guidance, the Company may recognize the tax benefit from an uncertain tax position only if it is more-likely-than-not that the tax position will be sustained on examination by taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement. The guidance on accounting for uncertainty in income taxes also addresses de-recognition, classification, interest and penalties on income taxes, and accounting in interim periods. Management has determined that there are no material uncertain income tax positions through December 31, 2011.

Note 1. Nature of Operations and Significant Accounting Policies (Continued)

The Company is generally not subject to tax examinations by U.S. Federal or state authorities for tax years before 2010.

Recently issued accounting pronouncements: In May 2011, the FASB issued Accounting Standards Update (ASU) 2011-04, *Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRSs (ASU 2011-04)*. ASU 2011-04 amended ASC 820, *Fair Value Measurements and Disclosures*, to converge the fair value measurement guidance in GAAP and International Financial Reporting Standards (IFRSs). Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle in ASC 820. In addition, ASU 2011-04 requires additional fair value disclosures. The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2011. The Company is currently evaluating the effect that the provisions of ASU 2011-04 will have on the Company's financial statements.

Note 2. Related-Party Transactions

At December 31, 2011, receivable from and payable to affiliates consist of:

	Access Fee Receivable, net	Payable to Affiliates
Sun Holdings, LLC	$ -	$ (3,642)
Sun Trading Solutions, LLC	-	(25,000)
Sun Trading, LLC	29,113	-
	$ 29,113	$ (28,642)

The Company has entered into a services agreement with the Parent and is charged a fee for management services. At December 31, 2011, the Company had a net payable of $3,642 to the Parent related to a recharge for management services net of reimbursement for any miscellaneous operating expenses paid for by the Parent on behalf of the Company.

The Company has entered into a services agreement with an affiliate based in the United States, Sun Trading Solutions, LLC (STS). The Company compensates STS for use of computer equipment, trading platforms and IT related services based on trading activities. At December 31, 2011, the Company had a net payable to STS of $25,000 for these services.

The Company has entered into a services agreement with Sun to provide, among other things, execution services to Sun. The Company receives from Sun an access fee, in lieu of execution commissions, based on a 50% of net trading gains or losses earned by Sun over cash equity and ETFs positions that the Company executed. Further the Company pays to Sun a fee for administrative services. At December 31, 2011, the Company had a net receivable from Sun of $29,113 for these services.

Note 3. Indemnifications

In the normal course of business, the Company enters into contracts and agreements that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. Management of the Company expects the risk of any future obligation under these indemnifications to be remote.

Note 4. Concentration of Credit Risk

The Company gives up executed trades to the broker-dealers' clearing brokers. In the event these counterparty do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of these counterparties. The Company attempts to minimize this credit risk by monitoring the creditworthiness of the clearing brokers.

The Company maintains its cash in a bank deposit account that, at times, may exceed federally insured limits. The Company monitors the creditworthiness of the bank and has not experienced any losses in such account. Management believes that the Company is not exposed to any significant credit risk on cash.

In its normal course of business the Company may enter into contracts with other financial institutions which expose the Company to risk in the event that the counterparties do not meet the terms of such agreements. The Company monitors the creditworthiness of these counterparties.

Management believes that the Company is not exposed to any significant credit risk as result of its monitoring procedures and the nature of its financial instruments.

Note 5. Net Capital Requirements

Pursuant to Rule 15c3-1 of the SEC, the Company has elected to use the alternative method permitted by the rule, which requires that the Company maintain "net capital" equal to the greater of $250,000 or 2 percent of the Company's aggregate debit items, as these terms are defined. At December 31, 2011, the Company had net capital and net capital requirements of $1,076,614 and $250,000, respectively. The net capital rules may effectively restrict the withdrawal of member's equity.

Note 6. Subsequent Event

The Company has evaluated subsequent events for potential recognition and/or disclosure through the date the financial statements were issued and has determined that there are none.